ZAIS Financial Corp.
Two Bridge Avenue, Suite 322
Red Bank, New Jersey 07701-1106

February 5, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention:	Duc Dang, Esq.

Re:	Request for Acceleration of Effectiveness
ZAIS Financial Corp.
Registration Statement on Form S-11
(File No. 333- 185938)

Dear Mr. Dang:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), ZAIS Financial Corp. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-11 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on February 7, 2013, or as soon thereafter as practicable.  The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

The disclosure in the filing is the responsibility of the Company.  The Company represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company represents that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

[Signature page follows]

Sincerely,

By:	/s/ Michael Szymanski
Name: Michael Szymanski
Title: Chief Executive Officer and President

DEUTSCHE BANK SECURITIES INC.

60 Wall Street, 4th Floor

New York, New York  10005

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York  10013

BARCLAYS CAPITAL INC.

745 7th Avenue

New York, New York 10019

CREDIT SUISSE SECURITIES (USA) LLC

Eleven Madison Avenue
New York, New York 10010

February 5, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Duc Dang, Attorney-Advisor

	Re:	ZAIS Financial Corp.
Registration Statement on Form S-11 (File No. 333-185938)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of ZAIS Financial Corp. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on February 7, 2013 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)                                    Dates of distribution:  January 30, 2013 through the date hereof.

(ii)                                Number of prospectuses distributed:  a total of approximately 5,500 copies were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)                             We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
CITIGROUP GLOBAL MARKETS INC.
BARCLAYS CAPITAL INC.
CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the Underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Brad Miller
	Name:	Brad Miller
	Title:	Managing Director

By:	/s/ Frank Windels
	Name:	Frank Windels
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Christo Realov
	Name:	Christo Realov
	Title:	Vice President

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ David Stolzar
	Name:	David Stolzar
	Title:	Director